EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	September 7, 2022

Eldorado Gold Signs Mandate Letter for Skouries Project Finance Facility

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or the “Company”) is pleased to announce that it has entered into a mandate letter (“Mandate Letter”) with Greek banks for a credit committee approved €680 million project finance facility for the development of the Skouries Project in Northern Greece (“Skouries” or the “Project”).

“The Mandate Letter represents an important step towards the re-start of construction at Skouries,” said George Burns, President and CEO of Eldorado. “We believe that Skouries is a world-class project that will have a lasting positive economic and social impact for Greece, the communities we work in, and other stakeholders. We remain confident in the Feasibility Study capital cost estimate of US$845 million, and with the project finance facility in place, the Company has the balance sheet capacity to fund the remaining capital cost for completion of the Project. We also continue to evaluate opportunities for complementary sources of financing. A final decision to re-start construction remains subject to Board approval, which we expect to seek in the second half of 2022.”

The Mandate Letter includes a long-form term sheet, which contains customary terms and conditions, including with respect to due diligence, and remains subject to negotiation of definitive binding loan documentation and to other approvals and conditions, including board approval and confirmation of the availability of funds for a low-interest portion of the facility.

About Skouries

The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece. It is a gold-copper porphyry deposit to be mined using a combination of conventional open pit and underground mining techniques. Based on the Feasibility Study, the total life of mine is approximately 20 years, and is expected to produce, on average 140,000 ounces of gold and 67 million pounds of copper per year. From first production, the payback period of the project is less than four years, and is expected to generate, on average, $215 million of free cash flow per year for the first five years of operations.

To see the latest video of the progress at Skouries, please visit the following link: https://youtu.be/84g90LWb0T4.

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

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Contact

Investor Relations

Lisa Wilkinson, VP, Investor Relations

604.757 2237 or 1.888.353.8166

lisa.wilkinson@eldoradogold.com

Media

Louise McMahon, Director Communications & Public Affairs

604.757 5573 or 1.888.353.8166

louise.mcmahon@eldoradogold.com

Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", “guidance” or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to:  the Company's ability to enter into definitive documentation in respect of the project finance facility for the Skouries Project (“Term Facility”), on the terms set out in the non-binding term sheet, on acceptable terms or at all; the terms and conditions of the Term Facility, including the facility amount (including as a percentage of the total funding requirement), interest rate, cost overrun provisions and shareholder support; timing of definitive documentation in respect of the Term Facility; the Company’s ability to participate in the European Union Recovery and Resilience Facility; assuming definitive documentation is entered into, the completion and drawdown of the proceeds of the Term Facility including the timing thereof; the Company’s ability to obtain complimentary sources of funding including joint-venture equity partners and metal streams and the use of proceeds therefrom; the impact of the Term Facility and funding of Skouries on the Company’s operations, infrastructure, opportunities, financial condition, access to capital and overall strategy; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; the results of the feasibility study, including the forecasts for the  economics, life of mine,  required capital,  costs, and cash flow at the Skouries project; expected production, including grade; forecasted NPV, IRR, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; expectations on mining operations; requirements for permitting; expectations on emissions; the social and economic impacts and benefits  of the Skouries project on the Company’s stakeholders, including in respect of local employment and procurement and in local communities; estimates of Mineral Resources and Reserves, including all underlying assumptions, and  the conversion of Mineral Resources to Mineral Reserves; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries, gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to enter into definitive documentation for the Term Facility on the terms set forth in the non-binding term sheet, on acceptable terms or at all, and to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); the assumption that board approval for a Skouries financing package and re-start of construction will be obtained; our ability to meet our timing objectives for definitive documentation and first drawdown of funds; our ability to execute our plans relating to the Skouries project as set out in the feasibility study, including the timing thereof; ability to obtain all required approvals and permits; the assumptions provided for in the feasibility study will be accurate, including cost estimates; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; the future price of gold and other commodities; exchange rates; anticipated costs and expenses; production, mineral reserves and resources and metallurgical recoveries, the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

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Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the terms of available financing, if any, for the Skouries project; ability to enter into definitive documentation for the Term Facility on acceptable terms or at all; ability to satisfy the conditions precedent to closing and advances thereunder (including eligibility for, and the allocation of funding from the European Union Recovery and Resilience Fund, satisfaction of remaining customary due diligence and other conditions and approvals); failure or delays to receive necessary approvals or otherwise satisfy the conditions to the completion of the Term Facility; the proceeds of the Skouries financing not being available to the Company; ability to execute on plans relating to the Skouries project, including the timing thereof, ability to achieve the social impacts and benefits contemplated; risks relating to permitting and obtaining the required approvals, changes in exchange rates, input costs, development costs and gold prices; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; recoveries of gold and other metals; results of test work; risks regarding potential and pending  litigation and arbitration proceedings relating to  the Company’s business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including, regulatory environment and restrictions, and environmental regulatory restrictions and liability; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's  most recent Annual Information Form and Annual Report on  Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

Forward-looking statements and information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the United States.

Financial Information and condensed statements contained herein or attached hereto may not be suitable for readers that are unfamiliar with the Company and is not a substitute for reading the Company’s financial statements and related MD&A available on our website and on SEDAR under our Company name.  The reader is directed to carefully review such document for a full understanding of the financial information summarized herein.

Mineral resources which are not mineral reserves do not have demonstrated economic viability.  With respect to “indicated mineral resource” and “inferred mineral resource”, there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “measured mineral resource”, “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and Senior VP Technical Services for the Company, and a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

Technical disclosure regarding the Company’s properties included herein (the “Technical Disclosure”) has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-10. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United States Securities Commission (the “SEC”) applicable to domestic United States reporting companies. Accordingly, information contained herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

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